Exhibit 1.02
Modine Manufacturing Company
Conflict Minerals Report
For The Year Ended December 31, 2013
1. Overview

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).

This report has been prepared by management of The Company (herein referred to as “Modine,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and consolidated joint ventures. It does not include the activities of variable interest entities that are not required to be consolidated.

Modine specializes in thermal management systems and components, bringing highly engineered heating and cooling technology and solutions to diversified global markets.  Modine’s products are used in light-, medium- and heavy-duty vehicles, heating, ventilation and air conditioning equipment and systems, off-highway and industrial equipment and refrigeration systems.  Modine is a global company headquartered in Racine, Wisconsin (USA) with operations in North America, South America, Europe, Asia and Africa.  Our principal products include radiators and radiator cores, condensers, oil coolers, charge air coolers, exhaust gas recirculation coolers heat-transfer packages and modules, and building heating, ventilating and air conditioning (HVAC) equipment.

We conducted an analysis of our products and concluded that small amounts of tin, tantalum, tungsten and/or gold (3TG) are present in a portion of our products.  In particular, we concluded that 3TG are present in the following Modine products: vehicular heat exchangers and modules containing tin-plated materials or tin-based solder and building HVAC products or systems containing some or all of the 3TG materials, in electronic devices in particular.

Conflict Minerals Policy

We have adopted a Conflict Minerals Policy.  This policy is publicly available on our website at www.modine.com/web/suppliers/policies.

Supply chain

Modine manufactures and assembles its products using both raw materials and purchased parts acquired through our competitive global supply process.  Modine has over 1,600 direct material suppliers across the globe, and there are generally multiple tiers between the 3TG mines and our direct suppliers.  Therefore, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years and we cannot always unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts we are requiring suppliers to provide information about the presence of conflict minerals in the products supplied and about the smelter sources of the conflict minerals. We have published our conflict mineral policy on www.modine.com and have revised our Modine Global Supplier Manual (available at www.modine.com/supplier) to clearly state our expectations for conflict free supply.  We have implemented a survey process for assessing our current products and the supply chain associated with these components and materials that go into these products.

We included in our survey process those suppliers who provided parts or components we believed were reasonably likely to contain 3TG. We surveyed direct suppliers representing in excess of 26% of our 2013 expenditures for direct components. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching The Rule.

We requested that all identified suppliers provide information to us regarding 3TG and smelters, using the template provided by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the EICC-GeSI Template).  The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.  It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

Because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.  We have determined that requesting our suppliers to complete the Template represents our reasonable best efforts to determine the mine or locations of origin of 3TG in our supply chain.  We have reached this conclusion in part as a result of our active participation in various industry initiatives and groups.

Smelters or Refiners and Country of Origin of 3TG

The supplier EICC-GeSI declarations we received mentioned approximately 700 potential smelters or supply chain participants.  Of these 700 entities, 65 are on the Conflict Free Smelter list and 131 are included on the EICC-GeSI Smelter list (confirming that these entities are indeed smelters).  We were unable to validate whether the remainder were in fact smelters or refiners, and we have concluded it is most likely they are intermediate supply chain companies.  The vast majority of suppliers from which we requested information indicated in their responses that the information provided was at a company or divisional level as opposed to a product level.  For those who reported at the product level, only seven suppliers declared the presence of 3TG and identified smelters and countries of origin, as follows:

Smelter Name	Smelter state	Metal	Country	Smelter ID

PT Timah	Listed on the EICC-GeSI list	TIN (SN)	INDONESIA	2IDN042

Minsur	Listed on the CFS list	TIN (SN)	PERU	2PER019
OMSA	Listed on the CFS list	TIN (SN)	BOLIVIA	2BOL022
Thaisarco	Listed on the CFS list	TIN (SN)	THAILAND	2THA046
Yunnan Tin Company Ltd.	Listed on the CFS list	TIN (SN)	CHINA	2CHN048
PT Koba Tin	Listed on the EICC-GeSI list	TIN (SN)	INDONESIA	2IDN036
PT Timah	Listed on the EICC-GeSI smelter list	TIN (SN)	INDONESIA	2IDN042
Mineração Taboca S.A.	Unknown	TIN (SN)	BRAZIL

Melt Metais e Ligas S/A	Unknown	TIN (SN)	BRAZIL

Yunnan Tin Company Ltd.	Listed on the CFS list	TIN (SN)	CHINA	2CHN048

Malaysia Smelting Corporation (MSC)	Listed on the CFS list	TIN (SN)	MALAYSIA	2MYS016
Mineração Taboca S.A.	Listed on the CFS list	TIN (SN)	BRAZIL	2BRA018
Minsur	Listed on the CFS list	TIN (SN)	PERU	2PER019
OMSA	Listed on the CFS list	TIN (SN)	BOLIVIA	2BOL022
Thaisarco	Listed on the CFS list	TIN (SN)	THAILAND	2THA046
Yunnan Tin Company Ltd.	Listed on the CFS list	TIN (SN)	CHINA	2CHN048
Cooper Santa	Listed on the EICC-GeSI smelter list	TIN (SN)	BRAZIL	2BRA063
EM Vinto	Listed on the EICC-GeSI smelter list	TIN (SN)	BOLIVIA	2BOL010
PT Timah	Listed on the EICC-GeSI smelter list	TIN (SN)	INDONESIA	2IDN042

COOPERMETAL - Cooperativa Metalúrgica de Rondônia Ltda.	Listed on the EICC-GeSI smelter list	TIN (SN)	BRAZIL	2BRA063
CFC Cooperativa dos Fundidores de Cassiterita da Amazônia Ltda.	Unknown	TIN (SN)	BRAZIL

Metalor Technologies SA	Listed on the CFS list	GOLD (AU)	SWITZERLAND	1CHE035
OMSA	Listed on the CFS list	TIN (SN)	BOLIVIA	2BOL022
Yunnan Chengfeng	Listed on the EICC-GeSI smelter list	TIN (SN)	CHINA	2CHN047

Conclusion

We are unable with assurance to determine the origin of the 3TG in all of our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC this Conflict Minerals Report (CMR) as an Exhibit to Form SD.

The products that we manufacture that are subject to the reporting obligations of the Rule are “DRC conflict undeterminable” because in the vast majority of cases we have been unable to determine the origin of the 3TG in all of our products or to determine whether the 3TG came from recycled or scrap sources, the facilities used to process them, their country of origin or their mine or location of origin.

This report is available on our website at www.modine.com/web/investor-relations.htm.

2.	Due Diligence Process

2.1	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

As described above, Modine has adopted a company policy relating to our sourcing of 3TG, which is posted on our website at www.modine.com/web/suppliers/policies.

Internal Team

Modine’s management system for conflict minerals is sponsored by our Vice President, General Counsel and Secretary and Vice President, Global Purchasing and is supported by a team of subject matter experts from relevant functions such as Operations, Purchasing, Engineering Systems and Services, Sales and Internal Audit. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Vice President, Global Purchasing, who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

Since we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our business sector and other sectors, through our own efforts and those organized by trade associations. We also participate in or actively monitor the following industry-wide initiatives to disclose upstream actors in the supply chain: The Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI), as well as several other manufacturing industry consortiums including the National Association of Manufacturers (NAM) and the Automotive Industry Action Group (AIAG).

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for all Modine employees and third parties doing business with Modine, our Global Supplier Manual, our Policy regarding Conflict Minerals, and our internal standard practices that govern our new product development processes.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the EICC-GeSI Template and the iPOINT Conflict Minerals Platform (iPCMP) web-based reporting tool for collecting conflict minerals declarations from our supply base. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.  In this first year of conflict mineral reporting, a great deal of follow-up has been required with both private and public suppliers to educate them on the Rule, Modine’s policy and our expectations for their supply chain due diligence and reporting.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and third-parties, including suppliers, can report violations of Modine’s policies. We have established a Global Policy regarding Reporting and Investigation, which is publicly available at www.modine.com/web/about-modine/global-code-and-policies.  This policy establishes worldwide, consistent methods for employees and others to report any matters they believe may violate our Code or legal obligations, and for the investigation and resolution of all such reports.  Communication channels range from an employee’s immediate supervisor to a third-party-hosted Ethics Helpline to direct contact with Modine’s Business Ethics Committee.

Modine has included clear links to the Helpline and Code on our website, www.modine.com.

Maintain records

We have adopted a policy to retain relevant documentation for a period of 5 years, consistent with the OECD requirement.

2.3	Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described above.

In order to assess the risk of the presence of 3TG in the parts and materials Modine purchases, we first considered where, logically, 3TG necessary to functionality or production of our products might reside.  To accomplish this, we implemented a multilevel analysis that included the following:

1.	We reviewed material specifications (M-Specs) to identify those where 3TG is specifically called out as a necessary ingredient in the material.

2.	We queried the International Material Data System (IMDS), the automobile industry's material data system, which has become a global standard used by almost all of the global original equipment manufacturers for the tracking of material content in parts supplied to automotive industry. IMDS provided another level of detail that might not be captured in our internal M-Specs.

3.	Using the information from steps 1 and 2, we queried our company enterprise resource planning (ERP) systems to identify suppliers who provided the materials containing 3TG in the 2013 calendar year.

4.	We utilized our purchasing global material group code spend analytics data to identify suppliers who provided electronic devices (e.g. wiring, motors, controls, sensors) that we considered to be at risk for containing 3TG. We included all suppliers of electronic devices in our supply chain conflict mineral due diligence.

The multi-level analysis above yielded a list of 234 direct material suppliers that are supplying parts or materials to Modine that reasonably may contain 3TG. We rely on these suppliers to provide us with information about the existence and source of conflict minerals contained in the parts or materials supplied to us. Our direct suppliers similarly rely upon information provided by their suppliers.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Modine has created a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management

As described above, we participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: The EICC-GeSI Conflict Free Sourcing Initiative (CFSI), as well as several other manufacturing industry consortiums including the National Association of Manufacturers (NAM) and the Automotive Industry Action Group (AIAG).

As part of our risk management plan, to ensure suppliers understand our expectations we have posted pertinent materials on our website, communicated directly with suppliers (orally and in writing), and included relevant information in our Global Supplier Manual.

As described in our conflict minerals policy, we would engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners nor do we perform direct audits of these entities.  However, we do rely upon various industry efforts to influence smelters and refineries to undergo audits and become certified, as appropriate.

2.6	Report on supply chain due diligence

In addition to this report, see our website at www.modine.com/web/suppliers for further information about our supply chain due diligence and policies and practices.

3.	Due Diligence Results

Utilizing the process outlined above, we received responses from 64% of the 234 suppliers surveyed. We reviewed the responses to determine where further engagement with our suppliers was warranted. We considered untimely or incomplete responses as well as inconsistencies within the data reported in the template in making this determination. We have worked directly with these suppliers to provide revised responses.

Responses included the names of  approximately 700 entities listed by our suppliers as smelters or refiners. 10% of these entities were identified in responses as certified Conflict-Free using the CFSI Reporting Template Revision 2.03a. We compared these facilities to the CFSI list of smelters and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by CFSI. An additional 20% of the smelters or refiners were identified on the EICC-GeSI Conflict-Free Smelter List and the remaining 70% of the processing facilities were not validated as in fact being either smelters or refiners.

132 suppliers responded with EICC-GeSI Templates.  An additional 18 suppliers provided written certification letters.

4.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a)	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b)	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
c)	Engage any of our suppliers who declared “unknown” sources of 3TG in their declarations to pursue the identification of supply chain smelting sources.
d)	Engage with suppliers who provided smelter names that could not be found on the Conflict Free Smelter List or the EICC-GeSI Smelter List to pursue the identification and confirmation of smelter sources.
e)	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.